Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	January 1, 2001 through October 30, 2001		October 30, 2001 through December 31, 2001		Years Ended December 31,								Nine Months Ended September 30, 2006
					2002		2003		2004		2005
Earnings
Pre-tax income *	$19,113		$3,677		$24,686		$22,690		$34,315		$51,161		$54,167
Fixed charges	7,027		274		1,786		5,048		7,328		14,351		14,539

Total earnings	$26,140		$3,951		$26,472		$27,738		$41,643		$65,512		$68,706

Fixed Charges
Interest expense **	$—		$269		$1,758		$4,986		$7,267		$14,053		$14,094
Interest expense - affiliate	7,003		—		—		—		—		—
Rental interest factor	24		5		28		62		61		298		445

Total fixed charges	$7,027		$274		$1,786		$5,048		$7,328		$14,351		$14,539

Ratio of earnings to fixed charges	3.7	x	14.4	x	14.8	x	5.5	x	5.7	x	4.6	x	4.7	x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.